Financial Statements
(with Independent Auditor's Report)

OTACA Corporation

As of and for the Six Months Ended January 31, 2022
And
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

OTACA Corporation

Table of Contents

Brent D. Barnes, CPA


Independent Auditor's Report


To Board of Directors
OTACA Corporation

Opinion

We have audited the accompanying financial statements of OTACA Corporation (a California corporation) (the "Company"), which comprise the balance sheets as of January 31, 2022 and July 31, 2021, and the related statements of operations, shareholders' equity, and cash flows for the six months then ended and the inception period of August 10, 2020 through fiscal year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2022 and July 31, 2021, and the results of its operations and its cash flows for the six months then ended and the inception period of August 10, 2020 through July 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has incurred recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements (continued)

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit

Brent D. Barnes, CPA
Lake Forest, California
May 4, 2022


OTACA Corporation
Balance Sheets

As of January 31, 2022 and July 31, 2021


	January 31, 2022		July 31, 2021	
Assets				
Current assets				
Cash	$	126,021	$	11,353
Accounts receivable		30,758		-
Inventory		442,838		388,906
Prepaid expenses		43,097		-
Total current assets		642,714		400,259
Property and equipment, net (Note 4)		122,684		127,558
Other assets				
Trademark and patent, net (Note 5)		11,481		10,707
Right-of-use asset		69,101		84,369
Deposit		3,835		3,835
Total other assets		84,417		98,911
Total assets	$	849,815	$	626,728

OTACA Corporation
Balance Sheets (continued)

As of January 31, 2022 and July 31, 2021

	January 31, 2022	July 31, 2021
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 9,426	$ 3,000
Accrued expenses	39,950	18,450
Equipment financing, current (Note 6)	15,562	15,317
Lease liabilities, current	31,290	30,787
Total current liabilities	96,228	67,554
Equipment financing, net of current (Note 6)	21,322	29,260
Lease liabilities, net of current	37,811	53,582
Note payable (Note 7)	500,000	500,000
Total liabilities	655,361	650,396
Shareholders' equity		
Common shares, par value $0.001, 50,000,000 and 1,000,000 shares authorized, 20,712,078 and 492,500 shares issued and outstanding, respectively	20,712	493
Additional paid-in-capital	648,754	49,997
Capital contributions	221,617	129,991
Retained earnings (deficit)	(696,629)	(204,149)
Total shareholders' equity	194,454	(23,668)
Total liabilities and shareholders' equity	$ 849,815	$ 626,728

OTACA Corporation
Statements of Operations

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

	Six Months Ended January 31, 2022	Year Ended July 31, 2021
Revenues, net	$ 134,671	$ -
Cost of goods sold	59,833	-
Gross profit	74,838	-
Operating expenses		
Selling and administrative (Note 10)	545,894	201,691
Start-up and organizational costs	-	1,755
Total operating expenses	545,894	203,446
Income (loss) from operations	(471,056)	(203,446)
Other income (expenses)		
Interest income	9	8
Interest expense	(1,926)	(221)
Total other income (expenses)	(1,917)	(213)
Income (loss) before income taxes	(472,973)	(203,659)
Provision for income taxes	-	-
Net income (loss)	$ (472,973)	$ (203,659)

OTACA Corporation
Statements of Shareholders' Equity

As of and for the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

	Common Stock		Additional Paid-in Capital	Capital Contributions	Retained Earnings (Deficit)	Total Shareholders' Equity
	Shares	Amount				
Balance, August 10, 2020 (inception)	-	$ -	$ -	$ -	$ -	$ -
Common stock issued to Founders	490,000	490	-	-	(490)	-
Common stock issued	2,500	3	49,997	-	-	50,000
Capital contributions (Note 8)	-	-	-	129,991	-	129,991
Net income (loss)	-	-	-	-	(203,659)	(203,659)
Balance, July 31, 2021	492,500	493	49,997	129,991	(204,149)	(23,668)
Stock dividend	19,507,494	$ 19,507	-	-	(19,507)	-
Common stock issued to consultants	200,000	200	199,800	-	-	200,000
Common stock issued pursuant to crowdfunding offering	512,084	512	398,957	-	-	399,469
Capital contributions (Note 8)	-	-	-	91,626	-	91,626
Net income (loss)	-	-	-	-	(472,973)	(472,973)
Balance, January 31, 2022	20,712,078	$ 20,712	$ 648,754	$ 221,617	$ (696,629)	$ 194,454

7

OTACA Corporation
Statement of Cashflows

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

	Six Months Ended January 31, 2022	Year Ended July 31, 2021
Cash flows from operating activities		
Net income (loss)	$ (472,973)	$ (203,659)
Adjustments to reconcile changes in net income to net cash from operating activities:		
Depreciation and amortization expense	10,783	4,949
Stock-based compensation expense	200,000	
Increase (decrease) in cash from changes in:		
Accounts receivable	(30,758)	-
Inventory	(53,932)	(388,906)
Prepaid expenses	(43,097)	-
Deposits	-	(3,835)
Accounts payable	6,426	3,000
Accrued expenses	21,500	18,450
Net cash from operating activities	(362,051)	(570,001)
Cash flows from investing activities		
Purchase of equipment	(5,283)	(131,633)
Disbursements for trademark and patent	(1,400)	(11,581)
Net cash from investing activities	(6,683)	(143,214)
Cash flows from financing activities		
Principal payments on equipment financing	(7,693)	44,577
Proceeds from note payable	-	500,000
Proceeds from stock issuances	399,469	50,000
Capital contributions	91,626	129,991
Net cash from financing activities	483,402	724,568
Net increase in cash	114,668	11,353
Cash, beginning of year	11,353	-
Cash, end of year	$ 126,021	$ 11,353
Supplemental Disclosures		
Cash paid for interest	$ 1,926	$ 221
Income tax paid	$ -	$ -

8

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 1: Nature of Business

OTACA Corporation is a corporation formed under the laws of California on August 10, 2020. The Company manufactures and distributes branded alcoholic spirits.

Going Concern

Since inception, the Company has relied on issuing securities and obtaining loans to fund its operations. As of January 31, 2022, the Company had decreasing working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (Note 3). The Company intends to raise funds for its operations with capital raised from a crowdfunding offering (Note 8) and the receipt of sales from continuing revenue producing activities. These financial statements and related notes do not include any adjustments that might result from these uncertainties.

Note 2: Summary of Significant Accounting Principles

Basis of Presentation

The Company's financial statements are presented on an accrual basis consistent with accounting principles generally accepted in the United States ("GAAP"). References to GAAP issued by the Financial Accounting Standards Board ("FASB") in these notes are to the FASB Accounting Standards Codification ("ASC").

Reporting Period

The statements of operations, shareholders' equity, and cash flows present financial activities covering the six months ended January 31, 2022 and the inception period of August 10, 2020 through July 31, 2021. References to the fiscal year July 31, 2021 pertain to the inception period of August 10, 2020 through July 2021.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 2: Summary of Significant Accounting Principles (continued)

Concentrations and Risks

The Company's business and operations are sensitive to general business and economic conditions. Adverse conditions may include the disruption in the procurement and delivery of materials from suppliers, imposition of tariffs and import and export controls, changes in governmental policies, foreign currency exchange rate fluctuations, economic recession, increased competition, or changes in consumer taste. Any significant disruption or changes related to such risks could have a material adverse impact on the Company's operations and its ability to remain competitive.

The Company grants credit to customers of various sizes throughout the U.S. Generally, the Company does not require collateral or other securities to support its accounts receivable. The Company does not believe significant credit risks exist as of January 31, 2022 and expects to maintain relationships with these customers.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that are supported by little or no market activity and are significant to the determination of estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 2: Summary of Significant Accounting Principles (continued)

Cash

For purposes of the balance sheet and statement of cash flows, the Company considers cash on hand and on deposit at banking institutions and all highly liquid instruments purchased with maturity of three months or less to be cash equivalents.

The Company maintains cash balances at financial institutions that are considered by management to be of high-credit quality. To date, the Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash.

Accounts Receivable and Allowances for Doubtful Accounts

Accounts receivable are recorded at net realizable value based on amounts management expects to collect on balances outstanding at year-end less any amounts considered uncollectible.

The allowance for doubtful accounts is based on management's assessment of the collectability of specific customer accounts and the aging of the accounts receivable. Management evaluates the collectability of accounts receivable based on a combination of factors. If there is evidence that the Company will not be able to collect all amounts due according to the original terms, an allowance for doubtful accounts is recorded. When a receivable is determined to be uncollectible, it is written off against the allowance for doubtful accounts. Management believes that the risk of loss on its accounts receivable is adequately provided for in the accompanying financial statements. As of January 31, 2022, management believes all balances are fully collectible and there is no allowance for doubtful accounts.

Inventory

Inventory consists of finished goods and materials and is stated at the lower of cost or net realizable value. The Company utilizes the weighted-average accounting method for determining the cost of inventory, which approximates first-in, first-out (FIFO). Management periodically reviews the valuation of items in inventory and provides write downs of inventory for slow-moving and potential obsolescence based on its assessment of market conditions. From inception through January 31, 2022, there have been no write downs or impairment.

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 2: Summary of Significant Accounting Principles (continued)

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method based on the useful lives of the assets which range from three to fifteen years. Expenditures for major additions and improvements are capitalized. Normal repairs and maintenance and minor replacements are expensed as incurred.

Impairment

The Company periodically evaluates assets for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated fair value. Should the analysis indicate that an asset is not recoverable, the carrying value of the asset would be reduced to fair value and a corresponding charge would be recognized. As of January 31, 2022 and July 31, 2021, management does not believe any impairment exists.

Right-of-Use Assets and Lease Liabilities

The Company accounts for its lease commitments following ASC 842-Leases. Operating lease liabilities are based on the net present value of the lease payments over the lease term. In determining the present value of lease payments, the Company applied an interest rate of 3.25% which is based on the Wall Street Journal prime rate at the lease commencement date. The components of right-of-use lease assets and liabilities are included on the balance sheets. See Note 11 for additional information on leases.

Stock-Based Compensation

The Company maintains stock equity incentive plans under which the Company grants non-qualified stock options, stock awards, and stock units to employees, directors, and consultants. The Company accounts for share-based compensation following ASC 718-Stock Compensation. The compensation cost for stock-based awards is measured at the grant date, based on the fair value of the award and is recognized as an expense, on a straight-line basis, over the requisite service (vesting) period which is ten years or less.

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 2: Summary of Significant Accounting Principles (continued)

Income Taxes

The Company is organized as a C-Corporation. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company follows ASC 740-Income Taxes which clarifies the accounting and disclosure for uncertainty in tax positions and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on evaluation under ASC 740, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the entity been assessed interest or penalties by any major tax jurisdictions. Generally, the Company's tax filings are subject to examination by federal and state taxing authorities for three years after filing.

Revenue Recognition

Revenues include the sale of bottled spirits and are recognized when goods are shipped, which is when legal transfer of title occurs. Sales of OTACA tequila began in October 2021.

The Company's revenue recognition policy is consistent with applicable revenue recognition guidance and interpretations for ASC Topic 606-Revenue from Contracts with Customers. The core principles of ASC 606 are to recognize revenue when promised goods or services are transferred to customers in an amount that reflects consideration that is expected to be received for those goods or services. ASC 606 defines a five-step process for revenue recognition which includes: (1) identifying contracts with customers, (2) identifying performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligation in the contract, which may include an estimate of variable consideration, and (5) recognizing revenue when or as each performance obligation is satisfied. The Company's sales arrangements generally include standard payment terms. These terms effectively relate to all customers, products and arrangements regardless of customer type, product mix, or arrangement size. If revenue recognition criteria are not satisfied, amounts received from customers are classified as deferred revenue on the balance sheet until such time the revenue recognition criteria are met.

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 2: Summary of Significant Accounting Principles (continued)

Marketing and Advertising Costs

Marketing and advertising costs are expensed as incurred. For the six months ended January 31, 2022 and fiscal year ended July 31, 2021, advertising costs were $260,724 and $84,387, respectively.

Subsequent Events

The Company has evaluated subsequent events through May 4, 2022, the date the financial statements were available for issuance.

Note 3: Going Concern

These financial statements are prepared on a going concern basis. The Company began operations in August 2020 and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations.

Funding and Management's Plan

Based on currently available information as of May 4, 2022, management believes the Company's cash balance and expected cash flows will be sufficient to fund operations for at least the next twelve months. Management has implemented a business model that conserves funds and utilizes funds strategically. Projections for future cash flows may differ from actual results. Management's plan includes sales growth resulting from new and recurring customer sales, implementation of national distribution chains starting with Nevada and Arizona, an equity offering via crowdfunding completed on April 1, 2022 to raise capital for operations (Note 8), and funds received from capital contributions (Note 8). If cash balances and cash that may be generated from operations are insufficient to continue to operations, the Company may be required to obtain more working capital. The Company may seek to obtain working capital during fiscal year 2022 or thereafter through sales of common stock or through bank credit facilities or public or private debt from financial institutions where available. Management cannot be certain that additional funding will be available on acceptable terms, or at all. If management identifies sources for additional funding, the sale of additional equity securities or convertible debt may result in dilution to our stockholders. The Company can give no assurance that it will generate sufficient cash flows in the future to satisfy liquidity requirements or sustain future operations or that other sources of funding, such as the sale of equity or debt, would be available or approved by the Company's security holders, if needed, on favorable terms or at all. If the Company fails to obtain additional working capital as and when needed, such failure could have a material adverse impact on the Company, results of operations and financial condition. Furthermore, such lack of funds may inhibit the ability to respond to competitive pressures or unanticipated capital needs, or may force the Company to reduce operating expenses, which would significantly harm the business and development of operations.

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 4: Property and Equipment

Property and equipment consists of the following:

	Six Months Ended January 31, 2022		Year Ended July 31, 2021	
Vehicles	$	58,952	$	58,952
Leasehold improvements		57,029		53,215
Furniture and fixtures		11,035		9,566
Molds		9,900		9,900
		136,916		131,633
Less: accumulated depreciation		(14,232)		(4,075)
	$	122,684	$	127,558

For the six months ended January 31, 2022 and fiscal year ended July 31, 2021, depreciation expense was $10,157 and $4,075, respectively.

Note 5: Trademark and Patent

Trademark and patent consists of the following:

	Six Months Ended January 31, 2022		Year Ended July 31, 2021	
Patents and trademarks	$	12,981	$	11,581
Less: accumulated amortization		(1,500)		(874)
	$	11,481	$	10,707

For the six months ended January 31, 2022 and fiscal year ended July 31, 2021, amortization expense was $626 and $874, respectively.

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 6: Equipment Financing

In May 2021, the Company obtained a loan to finance the purchase of a vehicle. The loan bears an interest rate of 2.90% and requires monthly payments of $1,367 and matures in May 2024. As of January 31, 2022 and July 31, 2021, the outstanding balance was $36,884 and $44,577, respectively. Future maturities for the loan as of January 31, 2022 are as follows:

For the twelve months ending January 31,		
2023	$	15,542
2023		16,001
2024		5,341
	$	36,884

Note 7: Note Payable (Related Party)

In June 2021, the Company obtained a loan for $500,000 from a member of the board of directors to provide funding for the operations of the Company. The loan is interest free and matures in January 2030. As of January 31, 2022 and July 31, 2021, the outstanding balance was $500,000 and $500,000, respectively.

Note 8: Shareholders' Equity

In August 2021, the Company amended its articles of incorporation to increase its maximum authorized shares from 1,000,000 common shares to 50,000,000 common shares.

Common Stock Issued to Founders

The Company issued 490,000 common shares to the founders of the Company. No cash or property was received in exchange for the issuance of these shares.

Capital Contributions (Related Party)

During the Company's startup phase and throughout the fiscal year ended July 31, 2021 and six months ended January 31, 2022, members of the board of directors made capital contributions to provide funding for the Company's operations. No common shares, property or benefits were provided in exchange for the funds.

Stock Dividend

In August 2021, the board approved a stock dividend to provide a multiple of 39.61 common shares for every one share outstanding resulting in the issuance of 19,507,494 common shares.

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 8: Shareholders' Equity (continued)

Common Shares Issued via Crowdfunding Offering

In September 2021, the Company initiated an equity offering to raise capital for operations pursuant to Regulation Crowdfunding through the broker-dealer StartEngine. Under the offering, up to 1,070,000 common shares were made available for purchase at $1.00 per share. The offering closed on April 1, 2022. For the six months ended January 31, 2022, a total of 512,084 common shares were issued and provided net proceeds of $399,469.

Common Shares Issued to Consultants

In December 2021, the Company entered an agreement for consulting services. The terms of the agreement include stock-based compensation of 200,000 common shares in December 2021 and the commitment for future issuances of 350,000 common shares over the next twelve months. The agreement also requires additional stock-based compensation pending the close of future equity offerings to provide common shares in the amount to make the consultant a holder of 3.5% of total outstanding common shares. For the six months ended January 31, 2022 and fiscal year ended July 31, 2021, the Company recognized stock-based compensation of $200,000 and $0, respectively.

Note 9: Stock Option Plan

In May 2021, the Company adopted the 2021 Stock Incentive Plan (the "Plan") which authorizes the board of directors to grant up to 50,000 stock options to employees and consultants. Under the Plan, incentive stock options and nonstatutory stock options may be granted at prices equal to at least the fair market value of common stock at the date of grant and with terms that may not exceed 10 years. As of January 31, 2022, there were no awards or issuances from the Plan.

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 10: Selling and Administrative Expenses

Selling and administrative expenses consist of the following:

	Six Months Ended January 31, 2022	Year Ended July 31, 2021
Stock-based compensation (Note 8)	$ 200,000	$ -
Salaries and wages	90,485	-
Professional fees	61,213	25,462
Marketing and advertising	60,724	84,387
Rent	24,313	21,857
Office supplies and expenses	20,099	9,397
Vehicle expenses	18,878	12,077
Computer and internet expenses	16,464	5,051
Travel	13,705	21,123
Taxes and fees	13,233	1,600
Depreciation and amortization expense	10,783	4,949
Insurance	9,670	3,231
Meals and entertainment	2,733	2,570
Bank fees	1,146	743
Other expenses	2,448	9,244
Total selling and administrative expenses	$ 545,894	$ 201,691

Note 11: Operating Leases

In April 2021, the Company entered a three year lease agreement for the use of office and warehouse space. The lease requires minimum payments of $2,756 and expires in March 2024.

Future minimum lease payments for operating leases are as follows:

12 months ending January 31,	
2023	$ 33,072
2024	33,072
2025	5,512
	$ 71,656

OTACA Corporation
Notes to the Financial Statements

For the Six Months Ended January 31, 2022 and
For the Inception Period of August 10, 2020 through Fiscal Year Ended July 31, 2021

Note 12: Related Party Transactions

The Company obtained a loan of $500,000 from a member of the board of directors (Note 7).

For the six months ended January 31, 2022 and fiscal year ended July 31, 2021, the Company received capital contributions from members of the board of directors totaling $91.626 and $129,991, respectively (Note 8).

Note 13: Subsequent Events

As described Note 8, the Company performed an equity offering to raise capital pursuant to Regulation Crowdfunding through the broker-dealer StartEngine. The offering closed on April 1, 2022. For the period February 1, 2022 through April 1, 2022, an additional 199,013 common shares were issued and provided net proceeds of $191,826.